January 13, 2014
VIA EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Spectrum Group International, Inc.
Annual Report on Form 10-K for Fiscal Year Ended June 30, 2013
Filed October 15, 2013
Amendment No. 1 to Annual Report on Form 10-K for Fiscal Year Ended June 30, 2013
Filed October 28, 2013
File No. 001-11988

Dear Ms. Thompson:
On behalf of Spectrum Group International, Inc. (the “Company”), we provide the Company’s responses to your letter dated December 12, 2013 setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2013, as amended by Amendment No. 1 (the “10-K”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the 10-K.

Annual Report on Form 10-K for Fiscal Year Ended June 30, 2013

Financial Condition, Liquidity and Capital Resources, page 25
Lines of Credit, page 26

1.
With a view to improving future disclosure, please describe whether your available capacity under your credit facilities is sufficient to meet your working capital requirements and for how long. In this regard, we note your disclosure that amounts available for borrowing under the Collectibles Credit Facility as of June 30, 2013 were zero. Please also explain the factors that have caused a reduction in the amount available for borrowing under the credit facility to zero and whether you expect this trend to continue with regard to your other credit facilities. In this regard, we note that your Trading and Collectibles segments utilize their lines of credit extensively for working capital requirements. Refer to Item 303(a)(1) of Regulation S-K.

As of June 30, 2013, Stack’s Bowers Galleries (the Company) had used all available $5.0 million borrowing capacity from the Collectibles Credit Facility. The Company typically draws upon the facility based upon liquidity needs that are driven primarily by timing of our live auction events, consignments and buying

United States Securities and Exchange Commission
Division of Corporation Finance
January 13, 2014

opportunities when rare numismatic items are presented to us. During the fourth quarter 2013, the Company’s working capital needs were increased by the settlement of consignor payables stemming from our April Hong Kong auction of $4.8 million and our May ANA auction of $6.5 million. Note the Company will experience timing differences between collections at auction and settling consignor payables. In addition, the Company used cash to fund consignor advances for the upcoming August ANA auction of $2.0 million. During the first quarter of Fiscal 2014 ended September 30, 2013, the Company had completely repaid the line of credit from cash generated through the normal course of operations, and the available borrowing capacity was restored to $5.0 million.

The table below illustrates the Company’s monthly working capital calculation (excluding cash), for the last twelve months (LTM) ended October 31, 2013:

For the most recent LTM, the Company’s average net working capital was $14.6 million and the average working capital ratio was 1.9x, which indicates normal operating ranges. Management actively monitors inventory and receivable balances and aging to ensure adequate liquidity for operations and given the current levels, has determined that the Collectibles Credit Facility is sufficient to meet working capital requirements of the Company.

Signatures, page 41

2.
We note that you have not identified any of your signatories as your principal accounting officer or controller. We refer you to General Instruction D(2)(a) of Form 10-K. Please confirm whether the individual currently acting in one of those capacities has signed this annual report. If so, please ensure that he or she is properly identified in all future annual reports. We issue this same comment in regard to your Annual Report on Form 10-K/A for Fiscal Year Ended June 30, 2013.

Paul Soth, our Chief Financial Officer, serves as our principal accounting officer and has signed the annual report. In the future, we will ensure that all of the signatories to our annual reports are properly identified.

Annual Report on Form 10-K/A for Fiscal Year Ended June 30, 2013
Item 11. Executive Compensation, page 6

3.	We note that the bonuses for fiscal 2013 that were awarded to Messrs. Soth and Hamilton were primarily discretionary bonuses awarded by the Compensation Committee or Board

United States Securities and Exchange Commission
Division of Corporation Finance
January 13, 2014

of Directors based on its year-end assessment of the level of achievement of Company-wide and individual goals and performance. With a view to improving future disclosure, please explain what factors the Compensation Committee or Board of Directors considered in its determination of the achievement of Company-wide and individual goals and performance and the relative weight given to each.

As requested, our future disclosure relating to discretionary bonuses, if any, will explain what factors the Compensation Committee or Board of Directors considered in its determination of the achievement of Company-wide and individual goals and performance and, if the Committee or Board has assigned a specific weighting to the factors, the relative weight given to each factor.

Lastly, in responding to your comments, the Company acknowledges the following:

•	the Company is responsible for the accuracy and adequacy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the above, please contact Abbe Dienstag at 212-715-9280.

Very truly yours,

/s/ Carol Meltzer

Carol Meltzer

cc:	Scott Rosenblum, Kramer Levin Naftalis & Frankel LLP
Abbe L. Dienstag, Kramer Levin Naftalis & Frankel LLP